UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For June 4, 2003

                             PRIMEWEST ENERGY TRUST
             (Exact Name of Registrant as Specified in Its Charter)

       SUITE 4700, 150 SIXTH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 3Y7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F    [_]        Form 40-F    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes     [_]       No      [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________.

On May 26, 2003, Primewest Energy Trust issued a press release announcing the appointment of James Patek to its Board of Directors. The Press Release is attached hereto as Exhibit A.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PRIMEWEST ENERGY TRUST


                                            By: /s/ Dennis Feucheuk
                                                -------------------------------
                                            Name:   Dennis G. Feuchuk
                                            Title:  Vice President, Finance &
                                                    Chief Financial Officer


Date: June 4, 2003

                                                                       EXHIBIT A
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                               [LOGO - PRIMEWEST]


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                 PRIMEWEST ENERGY TRUST APPOINTS JAMES PATEK TO
                               BOARD OF DIRECTORS

MAY 26, 2003                                               FOR IMMEDIATE RELEASE
================================================================================


CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) - PrimeWest Energy Trust (PrimeWest) today announced that its Board of Directors has appointed James W. Patek to the Board.

An engineer with over 36 years of international experience in the oil and gas industry, Mr. Patek is currently the President of Patek Energy Consultants, a consulting firm based in the United States that provides professional services to oil and gas companies.

Mr. Patek's previous positions include Chief Executive of Petrocorp Exploration Limited and Chief Executive of Fletcher Challenge Energy, based in New Zealand, and President of Fletcher Challenge Energy Canada, based in Calgary, Alberta.

Mr. Patek graduated from Pennsylvania State University with a Masters of Science in Petroleum Engineering.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange
(TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol "PWI". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.
                                            -----------------------

For Investor Relations inquiries, please contact:

George Kesteven                                       Cindy Gray
Manager, Investor Relations                           Investor Relations Advisor
403-699-7367                                          403-699-7356

Toll-free:  1-877-968-7878
e-mail:  investor@primewestenergy.com
         ----------------------------

                                                 SUITE 4700, 150-6TH AVENUE S.W.
PWI                                               CALGARY, ALBERT CANADA T2P 3Y7
LISTED                                                TELEPHONE:  (403) 234-6600
NYSE                                                  FACSIMILE:  (403) 266-2825